# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AETHLON MEDICAL INC, CIK 0000882291
CUSIP: 00808Y505
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11555 Sorrento Valley Road, Suite 203, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001912606

## Reporting persons
- Alumni Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 55,555; sole dispositive power 0; shared dispositive power 55,555; aggregate amount beneficially owned 55,555 (4.05% of the class); the aggregate amount excludes certain shares
- Alumni Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 55,555; sole dispositive power 0; shared dispositive power 55,555; aggregate amount beneficially owned 55,555 (4.05% of the class); the aggregate amount excludes certain shares
- Ashkan Mapar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 55,555; sole dispositive power 0; shared dispositive power 55,555; aggregate amount beneficially owned 55,555 (4.05% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: AETHLON MEDICAL INC
Address of issuer's principal executive offices: 11555 Sorrento Valley Road, Suite 203, San Diego, California 92121

## Item 2. Person Filing
Name of person filing:
This statement is filed by Alumni Capital LP (the "Fund"), Alumni Capital GP LLC (the "General Partner"), and Ashkan Mapar (the "Controlling Person"). The foregoing are collectively referred to herein as the "Reporting Persons".

The Fund holds, has the right to acquire, or has the obligation to acquire, securities of the Issuer. The General Partner serves as the general partner of the Fund. The Controlling person is the control person of the General Partner.
Address of principal business office or, if none, residence: The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is 601 Brickell Key Dr., Suite 700, Miami, FL 33131.
Citizenship: Alumni Capital LP is a Delaware limited partnership. Alumni Capital GP LLC is a Delaware limited liability company. Ashkan Mapar is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Alumni Capital LP - 55,555*
Alumni Capital GP LLC - 55,555*
Ashkan Mapar - 55,555*

*The shares of common stock (the "Shares") of Aethlon Medical, Inc. (the "Issuer") reported herein represent Shares that may be acquired by Alumni Capital LP (the "Fund") pursuant to (i) a Securities Purchase Agreement dated September 4, 2025, between the Issuer and the Fund (the "Purchase Agreement") and (ii) a warrant to purchase common stock dated September 4, 2025 (the "Common Warrant").

The percent of class reported herein is based upon the Issuer's representation in its Quarterly Report on Form 10-Q filed with the SEC on February 12, 2026 that there were 1,315,110 Shares outstanding as of February 11, 2026 plus the approximate total number of Shares that the Reporting Persons may acquire upon exercise of outstanding Common Warrants.

As of February 12, 2026, the Reporting Persons do not beneficially own more than five percent of the outstanding Shares of the Issuer.
Percent of class:
Alumni Capital LP - 4.05%
Alumni Capital GP LLC - 4.05%
Ashkan Mapar - 4.05%
Sole power to vote or to direct the vote:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to vote or to direct the vote:
Alumni Capital LP - 55,555*
Alumni Capital GP LLC - 55,555*
Ashkan Mapar - 55,555*
Sole power to dispose or to direct the disposition:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to dispose or to direct the disposition:
Alumni Capital LP - 55,555*
Alumni Capital GP LLC - 55,555*
Ashkan Mapar - 55,555*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A. Agreement of Joint Filing

## Signatures
- Alumni Capital LP: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (02/17/2026)
- Alumni Capital GP LLC: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (02/17/2026)
- Ashkan Mapar: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (02/17/2026)